Exhibit 2.3

April 11, 2006

Mr. Bhaskar Gorti

Dear Bhaskar:

We are pleased to inform you that the Compensation Committee of the Company’s Board of Directors has approved a new special severance benefit program for you, in replacement of your prior arrangements, including in particular your current severance agreement with the Company (the “Prior Agreement”), to be effective upon the Effective Date set forth in Paragraph 1 of Part Four of this Agreement. The purpose of this Agreement is to set forth the terms and conditions of your severance benefits.

Your severance package will become payable should your employment terminate under certain circumstances following a substantial change in ownership or control of the Company. To understand the full scope of your benefits, you should familiarize yourself with the definitional provisions of Part One of this Agreement. The benefits comprising your severance package are detailed in Parts Two and Three. Part Four deals with ancillary matters affecting your severance arrangement.

PART ONE – DEFINITIONS

For purposes of this Agreement, the following definitions will be in effect:

Agreement means this letter agreement between you and the Company, as it may be amended from time to time in accordance with the applicable provisions of Part Four.

Base Salary means the annual rate of base salary in effect for you immediately prior to the Change in Control or (if greater) the annual rate of base salary in effect at the time of your Involuntary Termination.

Board means the Company’s Board of Directors.

Change in Control means a change in the ownership or control of the Company effected through any of the following transactions:

(i) a merger or consolidation approved by the Company’s stockholders in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from the persons holding those securities immediately prior to such transaction;

(ii) any stockholder-approved sale, transfer or other disposition of all or substantially all of the Company’s assets in complete liquidation or dissolution of the Company;

(iii) the acquisition, directly or indirectly, by any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by or is under common control with, the Company) of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s stockholders; or

(iv) a change in the composition of the Board over a period of thirty-six (36) consecutive months or less such that a majority of the Board members ceases, by reason of one or more contested elections for Board membership, to be comprised of individuals who either (A) have been Board members continuously since the beginning of such period or (B) have been elected or nominated for election as Board members during such period by at least a majority of the Board members described in clause (A) who were still in office at the time the Board approved such election or nomination.

Code means the Internal Revenue Code of 1986, as amended.

Common Stock means the Company’s common stock.

Company means Portal Software, Inc., a Delaware corporation, or any successor corporation, whether or not resulting from a Change in Control.

Disability means your inability to perform the normal and usual duties of your position with the Company by reason of any physical or medical impairment which is expected to result in death or continue for a period of twelve (12) consecutive months or more.

Fair Market Value means, with respect to the shares of Common Stock subject to any of your Options, the closing selling price per share of Common Stock on the date in question, as such price is reported by the National Association of Securities Dealers on the Nasdaq National Market and published in The Wall Street Journal. If there is no closing selling price reported for the Common Stock on the date in question, then the Fair Market Value will be the closing selling price on the last preceding date for which such report exists.

Health Care Coverage means the continued coverage to which you and your eligible dependents may become entitled under the Company’s health care plans pursuant to the severance benefit provisions of Part Two of this Agreement.

Involuntary Termination means (i) the involuntary termination of your employment with the Company other than a Termination for Cause or (ii) your voluntary resignation within one hundred eighty days (180) days (A) following a reduction in your Base Salary and Target Bonus under any corporate-performance based bonus or incentive programs by more than fifteen percent (15%) or (B) following a relocation of your principal place of employment by more than fifty (50) miles.

An Involuntary Termination will not be deemed to occur in the event your employment terminates by reason of your death or Disability or a Termination for Cause.

Option means any outstanding option you hold under the Plan at the time of the Change in Control or upon your subsequent Involuntary Termination. Your Options will be divided into two (2) separate categories as follows:

Acquisition-Accelerated Options: any outstanding Option (or installment thereof) which automatically accelerates, pursuant to the acceleration provisions of the agreement evidencing that Option, upon a Change in Control.

Severance-Accelerated Options: any outstanding Option (or installment thereof) which, pursuant to Part Two of this Agreement, accelerates upon an Involuntary Termination.

Option Parachute Payment means, with respect to any Acquisition-Accelerated Option or any Severance-Accelerated Option, the portion of that Option deemed to be a parachute payment under Code Section 280G and the Treasury Regulations issued thereunder. The portion of such Option which is categorized as an Option Parachute Payment will be calculated in accordance with the valuation provisions established under Code Section 280G and the applicable Treasury Regulations and will include an appropriate dollar adjustment to reflect the lapse of your obligation to remain in the Company’s employ as a condition to the vesting of the accelerated installment. In no event, however, will the Option Parachute Payment attributable to any Acquisition-Accelerated Option or Severance-Accelerated Option (or accelerated installment) exceed the spread (the excess of the Fair Market Value of the accelerated option shares over the option exercise price payable for those shares) existing at the time of acceleration.

Other Parachute Payment means any payment in the nature of compensation (other than the benefits to which you become entitled under Part Two of this Agreement) which is made to you in connection with the Change in Control and which accordingly qualifies as parachute payments within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder. Your Other Parachute Payment will include (without limitation) the Present Value, measured as of the Change in Control, of the aggregate Option Parachute Payment attributable to your Acquisition-Accelerated Options (if any).

Parachute Payment means any payment or benefit provided you under Part Two of this Agreement (other than the Option Parachute Payment attributable to your Severance-Accelerated Options) which is deemed to constitute a parachute payment within the meaning of Code Section 280G(b)(2) and the Treasury Regulations issued thereunder.

Plan means (i) the Company’s 1999 Stock Incentive Plan, as amended or restated from time to time, (ii) the Company’s 2000 Supplemental Stock Option Plan and (iii) any successor stock incentive plan subsequently implemented by the Company.

Present Value means the value, determined as of the date of the Change in Control, of any payment in the nature of compensation to which you become entitled in connection with the Change in Control or your subsequent Involuntary Termination, including (without limitation) the Option Parachute Payment attributable to your Severance-Acceleration Options, the additional benefits to which you become entitled under Part Two of this Agreement and the Option Parachute Payment attributable to your Acquisition-Accelerated Options. The Present Value of each such payment will be determined in accordance with the provisions of Code Section 280G(d)(4), utilizing a discount rate equal to one hundred twenty percent (120%) of the applicable Federal rate in effect at the time of such determination, compounded semi-annually to the effective date of the Change in Control.

Target Bonus means the target bonus (as a percentage of base salary) in effect for you under the Company’s annual cash incentive bonus program immediately prior to the Change in Control or (if greater) the target bonus in effect for you at the time of your Involuntary Termination.

Termination for Cause means the Company’s termination of your employment for any of the following reasons: (i) your commission of any act of fraud, embezzlement or material dishonesty, (ii) your intentional unauthorized use or disclosure of any material confidential information or trade secrets of the Company, (iii) any intentional material misconduct by you which has a materially adverse effect upon the Company’s business or reputation, (iv) your continued failure to perform the major duties, functions and responsibilities of your position after written notice from the Company identifying the deficiencies in your performance and a reasonable cure period of not less than thirty (30) days or (v) your willful material breach of your fiduciary duties as an officer of the Company (provided that the voluntary settlement by the Company of a claim shall not by itself establish a breach of your fiduciary duty).

PART TWO — CHANGE IN CONTROL BENEFITS

Should your employment with the Company terminate by reason of an Involuntary Termination within twelve (12) months after a Change in Control, then you will become entitled to receive the severance benefits provided under this Part Two, provided you execute and deliver to the Company, at the time of such Involuntary Termination, a General Release in substantially the form of attached Exhibit A. However, your benefits under this Part Two will be in lieu of all other severance benefits to which you might otherwise be entitled upon such termination of your employment.

1. Accelerated Vesting.

Each outstanding Option which you hold at the time of your Involuntary Termination, to the extent not otherwise exercisable for all the shares of Common Stock subject to that Option, will immediately vest and become exercisable for all those option shares and may be exercised for any or all of those shares as fully vested shares. Each such accelerated Option granted prior to November 26, 2002 will remain exercisable until the earlier of (i) the expiration of the option term or (ii) the end of the three (3)-month period following the date of your Involuntary Termination, and each such accelerated Option granted after November 26, 2002, will remain exercisable until the earlier of (x) the expiration of the option term or (y) the end of the twelve (12)-month period following the date of your Involuntary Termination. Any Options not exercised prior to the expiration of the applicable post-service exercise period will lapse and cease to remain exercisable.

2. Severance Payment.

You will receive a severance payment from the Company in an amount equal to three (3) times the sum of your annual rate of Base Salary and Target Bonus, subject to all applicable withholding taxes. The severance payment shall be paid to you in one lump sum payment, payable no later than the date your Involuntary Termination within twelve (12) months after the occurrence of a Change in Control.

3. Health Care Coverage.

Should you elect under Code Section 4980B to continue health care coverage under the Company’s then group health plan for yourself, your spouse and/or your eligible dependents, the Company shall provide such continued health care coverage for you and your spouse and other eligible dependents at its sole cost and expense. Such health care coverage at the Company’s expense shall continue until the earlier of (i) the expiration of each respective individual’s eligibility for such COBRA coverage or (ii) the first date that you are covered under another employer’s health benefit program which provides substantially the same level of benefits without exclusion for pre-existing medical conditions.

PART THREE – EFFECT OF CODE SECTION 280G

1. Excise Tax.

If any payment or distribution by the Company to you or for your benefit, whether pursuant to the terms of this Agreement or otherwise (a “Payment”), constitutes a parachute payment within the meaning of Code Section 280G(b)(2) and is subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by you with respect to such excise tax (such excise tax, together with any such interest and penalties are hereinafter collectively referred to as the “Excise Tax”), the Company will make an additional payment (a “Gross-Up Payment”) to you in an amount such that, after payment by you of all taxes (including, any interest or penalties imposed with respect to such taxes) including, without limitation, any federal, state or local income and employment taxes and the Excise Tax imposed upon the Gross-Up Payment, you will retain an amount of the Gross-Up Payment equal to the Excise Tax imposed on the Payment.

2. Determination of Gross Up Payment.

Subject to the provisions of Paragraph 3 below, all determinations under this Part Three, including whether a Gross-Up Payment is required and the amount of the Gross-Up Payment, will be made by a certified public accounting firm immediately before the Change in Control occurs (the “Accounting Firm”), which shall provide detailed supporting calculations to both you and the Company within 15 business days after the Change in Control (or any other change in ownership or effective control that triggers application of the Excise Tax). All fees and expenses of the Accounting Firm will be borne solely by the Company. The initial Gross-Up Payment determined pursuant to this Paragraph 2 will be paid to you by the Company within five days after it receives the Accounting Firm’s determination. If the Accounting Firm determines that no Excise Tax is payable by you, it will furnish you with a written opinion that failure to report the Excise Tax on your applicable federal tax return will not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm will be binding on both you and the Company. Notwithstanding the foregoing, as a result of uncertainty in applying Section 4999 of the Code, it is possible that the Company will not have made Gross-Up Payments that it should have made hereunder (an “Underpayment”). If the Company exhausts its remedies pursuant to Paragraph 3 hereof and you are thereafter required to pay any Excise Tax, the Accounting Firm will determine the amount of the Underpayment, inform you and the Company in writing of the Underpayment, and, within five days of receiving such written report, the Company will pay the amount of such Underpayment to you or for your benefit.

3. Notice and Payment of Excise Tax.

You must notify the Company in writing of any claim by the Internal Revenue Service that, if successful, would require the payment by the Company of the Gross-Up Payment. You must give such notification as soon as practicable but not later than ten business days after you are informed in writing of such claim and the notification must apprise the Company of the nature of such claim and the date on which such claim is required to be paid. You agree to not pay such claim before the expiration of 30 days following the date on which you give such notice to the Company (or such shorter period ending on the date that any payment of taxes with respect to such is due). If the Company notifies you in writing before the expiration of such 30-day period that it desires to contest such claim, you must (1) give the Company any information reasonably requested by the Company relating to such claim, and (2) take such action in connection with contesting such claim as the Company reasonably requests in writing from time to time, including, without limitation, accepting legal representation with respect to such claim by an attorney selected by the Company; provided, however, that the Company will directly pay all costs and expenses (including additional interest and penalties) incurred in connection with such contest and will indemnify and hold you harmless, on an after-tax basis, for any tax, including interest and penalties, imposed as a result of such representation and payment of costs and expenses. The Company will control all proceedings in connection with such contest and may, at its sole option, either direct you to pay the tax claimed and sue for a refund or to contest the claim in any permissible manner, and you agree to prosecute such contest to a determination before any appropriate administrative tribunal or court, as the Company may determine; provided, that if the Company directs you to pay such claim and sue for a refund, the Company will advance to you the amount of such payment, on an interest-free basis, and will indemnify and hold you harmless, on an after-tax basis, from any tax, including interest or penalties, imposed with respect to such advance. The Company’s control of the contest will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and you will be entitled to settle or contest any other issue.

4. Refund of Excise Tax.

If, after you receive an advance by the Company pursuant to Paragraph 3 hereof, you become entitled to receive a refund claimed pursuant to such Paragraph 3, you will (subject to the Company’s complying with the requirements of such Paragraph 3) promptly pay to the Company the amount of such refund (together with any interest thereon, after taxes applicable thereto). If, after you receive an amount advanced by the Company pursuant to Paragraph 3 hereof, a determination is made that you will not be entitled to any refund claimed pursuant to such Paragraph 3, and the Company does not notify you in writing of its intent to contest such denial of refund before the expiration of 30 days after such determination, you will not be required to repay such advance, and the amount of such advance shall offset, to the extent thereof, the amount of the required Gross-Up Payment.

5. Delayed Commencement of Benefits. Notwithstanding any provision to the contrary in this Agreement, no Severance Payment and no Company-paid health care coverage to which you otherwise become entitled under Part Two of this Agreement shall be made or provided to you prior to the earlier of (i) the expiration of the six (6)-month period measured from the date of your “separation from service” with the Company (as such term is defined in Treasury Regulations issued under Code Section 409A) or (ii) the date of your death, if you are deemed at the time of such separation from service to be a “key employee” within the meaning of that term under Code Section 416(i) and the Company reasonably determines that such delayed commencement is otherwise required in order to avoid a prohibited distribution under Code Section 409A(a)(2). Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum payment, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein. You shall be entitled to interest on the deferred benefits and payments for the period the commencement of those benefits and payments is delayed by reason of Code Section 409A(a)(2), with such interest to accrue at the prime rate in effect from time to time during that period and to be paid in a lump sum upon the expiration of the deferral period.

To the extent you are subject to the delayed benefit commencement provisions hereunder, you shall directly pay for the Health Care Coverage under this Agreement with your own funds, and at the end of delayed commencement period, the Company shall promptly reimburse you with a lump sum cash payment equal to the cost you incurred for the such health care coverage for that period.

PART FOUR — MISCELLANEOUS

1. Effective Date.

This Agreement shall become effective immediately upon its execution, provided, however, that if the proposed merger under that certain Agreement and Plan of Merger, dated as of April 11, 2006 (the “Merger Agreement”), by and among Oracle Systems Corporation, Potter Acquisition Corporation and the Company, is not consummated and the Merger Agreement is terminated, then this Agreement shall become null and void ab initio and shall have no force or effect, in which case the Prior Agreement and its terms shall automatically be effective retroactive to the time of the execution of this Agreement, without any action on the part of any party hereto.

2. Amendment and Termination.

This Agreement may only be amended by written instrument signed by you and an authorized officer of the Company. This Agreement shall remain in effect through the earliest of August 13, 2008, termination of your employment with the Company, and the end of the day immediately preceding the first anniversary of the effective date of any Change of Control (but no termination of this Agreement subsequent to a Change of Control shall adversely affect your right to receive any benefits to which you may have previously become entitled hereunder in connection with your Involuntary Termination while this Agreement was in effect but following that Change in Control).

2. Termination for Cause.

Should your employment cease by reason of a Termination for Cause or should you voluntarily resign under circumstances which would otherwise constitute grounds for a Termination for Cause, then the Company will only be required to pay you (i) any unpaid compensation earned for services previously rendered through the date of such termination and (ii) any accrued but unpaid vacation benefits or sick days, and no benefits will be payable to you under Part Two of this Agreement.

3. Death.

Should you die before receipt of one or more salary continuation/target bonus payments to which you become entitled under this Agreement, then those payments will be made to the executors or administrators of your estate. Should you die before you exercise all your outstanding Options as accelerated hereunder, then such Options may be exercised, within twelve (12) months after your death, by the executors or administrators of your estate or by persons to whom the Options are transferred pursuant to your will or in accordance with the laws of inheritance. In no event, however, may any such Option be exercised after the specified expiration date of the option term.

4. Indemnification.

The indemnification provisions for Officers and Directors under the Company By-Laws will (to the maximum extent permitted by law) be extended to you, during the period following your Involuntary Termination, with respect to any and all matters, events or transactions occurring or effected during your period of employment with the Company.

5. Miscellaneous.

This Agreement will be binding upon the Company, its successors and assigns (including, without limitation, the surviving entity in any Change in Control) and is to be construed and interpreted under the laws of the State of California. If any provision of this Agreement as applied to you or the Company or to any circumstance should be adjudged by a court of competent jurisdiction to be void or unenforceable for any reason, the invalidity of that provision will in no way affect (to the maximum extent permissible by law) the application of such provision under circumstances different from those adjudicated by the court, the application of any other provision of this Agreement, or the enforceability or invalidity of this Agreement as a whole. Should any provision of this Agreement become or be deemed invalid, illegal or unenforceable in any jurisdiction by reason of the scope, extent or duration of its coverage, then such provision will be deemed amended to the extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the parties, then such provision will be stricken and the remainder of this Agreement will continue in full force and effect.

6. General Creditor Status.

The benefits to which you may become entitled hereunder will be paid, when due, from the Company’s general assets. No trust fund, escrow arrangement or other segregated account shall be established as a funding vehicle for such payments. Your right (or the right of the executors or administrators of your estate) to receive such benefits shall at all times be that of a general creditor of the Company and shall have no priority over the claims of other general creditors.

7. At Will Employment.

Nothing in this Agreement is intended to provide you with any right to continue in the employ of the Company (or any subsidiary) for any period of specific duration or interfere with or otherwise restrict in any way your rights or the rights of the Company (or any subsidiary), which rights are hereby expressly reserved by each, to terminate your employment at any time and for any reason.

8. Legal Fees and Expenses.

The Company will pay all legal fees and expenses (including but not limited to reasonable attorneys’ fees) which you may incur as a result of the Company’s contesting the validity, enforceability or your interpretation of, or determinations under, this Agreement or the Company’s failure to perform its obligations under this Agreement.

9. Entire Agreement.

With respect to the subject matter hereto, this Agreement supersedes and replaces all severance or change in control contracts and agreements entered into prior to the date hereof, including but not limited to the Prior Agreement between you and the Company dated November 26, 2002 and constitutes the entire agreement between you and the Company. No oral statements or prior written material, unless specifically incorporated herein, shall be of any force and effect.

Please indicate your agreement with the foregoing terms and conditions of your change in control severance package by signing the Acceptance section of the enclosed copy of this letter and returning it to the Company.

Very truly yours,

PORTAL SOFTWARE, INC.

By:	/s/ Larry Bercovich
Name:	Larry Bercovich
Title:	General Counsel

ACCEPTANCE

I hereby agree to all the terms and provisions of the foregoing Agreement governing the special benefits to which I may become entitled in the event my employment should terminate under certain prescribed circumstances following a substantial change in control or ownership of the Company.

Signature:	/s/ Bhaskar Gorti
Name:	Bhaskar Gorti
Dated:	11 April, 2006

EXHIBIT A

GENERAL RELEASE

RELEASE AND WAIVER OF CLAIMS

In consideration of the severance payments and other benefits to which I have become entitled, pursuant to that certain letter agreement between Portal Software, Inc., a Delaware corporation (the “Company”), and myself dated                     ,              (the “Severance Agreement), in connection with the termination of my employment on this date, I, Bhaskar Gorti, hereby furnish the Company with the following release and waiver (“Release and Waiver”).

I hereby release and forever discharge the Company, its officers, directors, agents, employees, stockholders, successors, assigns and affiliates from any and all claims, liabilities, demands, causes of action, costs, expenses, attorney fees, damages, indemnities and obligations of every kind and nature, in law, equity or otherwise, known and unknown, suspected and unsuspected, disclosed and undisclosed, arising from or relating to my employment with the Company and the termination of that employment, including (without limitation) claims of wrongful discharge, emotional distress, defamation, fraud, breach of contract, breach of the covenant of good faith and fair dealing, discrimination claims based on sex, age, race, national origin, disability or any other basis under Title VII of the Civil Rights Act of 1964, as amended, the California Fair Employment and Housing Act, the Federal Age Discrimination in Employment Act of 1967, as amended (“ADEA”), the Americans with Disability Act, contract claims, tort claims, and wage or benefit claims, including but not limited to, claims for salary, bonuses, commissions, stock grants, stock options, vacation pay, fringe benefits, severance pay or any other form of compensation (other than the payments and benefits to which I am entitled under the Severance Agreement).

In releasing claims unknown to me at present, I am waiving all rights and benefits under Section 1542 of the California Civil Code, and any law or legal principle of similar effect in any jurisdiction: “A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.”

This Release and Waiver does not pertain to any claims which may subsequently arise in connection with the Company’s default in any of its payment and indemnification obligations under the Severance Agreement.

I acknowledge that, among other rights subject to his Release and Waiver, I am hereby waiving and releasing any rights I may have under ADEA, that this release and waiver is knowing and voluntary, and that the consideration given for this release and waiver is in addition to anything of value to which I was already entitled as an executive of the Company. I further acknowledge that I have been advised, as required by the Older Workers Benefit Protection Act, that: (a) the release and waiver granted herein does not relate to claims which may arise after this release and waiver is executed; (b) I have the right to consult with an attorney prior to executing this release and waiver (although I may choose voluntarily not to do so); and if I am over 40 years old upon execution of this (c) I have twenty-one (21) days from the date of termination of my employment with the Company in which to consider this release and waiver (although I may choose voluntarily to execute this release and waiver earlier); (d) I have seven (7) days following the execution of this release and waiver to revoke my consent to this release and waiver; and (e) this release and waiver shall not be effective until the seven (7)-day revocation period has expired.

Date:
EXECUTIVE